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                                                                  EXHIBIT (a)(4)


AUGUST 30, 2002

STOCK OPTION EXCHANGE OFFER

To: All Employees of Vastera and its Subsidiaries

                  Over the past year, we as a company have faced many challenges while experiencing tremendous growth and change. The biggest of which, moving from a pure software to a managed services business model. We have made many decisions to help align our business with this in mind. These decisions have brought many opportunities and organizational changes for Vastera, while laying the foundation for our future success. With much of this year's foundation work behind us, the future provides an opportunity for sustained profitable growth. However, we recognize this is only the start of the next frontier for Vastera. We have great products, great people, and a great client base, success does not happen without hard work from smart, talented, team oriented individuals.

                  With this as a backdrop, I am extremely happy to announce that the Board of Directors has approved a special program called the Vastera Stock Option Exchange Offer. Under this Offer, all employees of Vastera and its subsidiaries will be able to elect to exchange certain existing stock options for new stock options with an exercise price that will more accurately reflect current market conditions.

                  The Securities and Exchange Commission with very specific rules closely regulates these types of programs. Therefore, we will be holding a virtual meeting, via web cast on or about September 11th to explain the Offer in detail and to answer any questions. In addition, we have set up an e-mail box (OPTION.EXCHANGE@VASTERA.COM) where you can send your questions. But in the interim, let me give you an overview of the program:

         o The Offer allows Vastera employees to cancel stock option grants with exercise prices of $6.50 or more in exchange for new stock option grants, for the same number of options as those cancelled, to be granted six months and one day later as long as you are still an employee of Vastera or its subsidiaries as of such date.

         o If some of your stock options have an exercise price of $6.50 or more and some have exercise prices under $6.50, you can participate in the program with only those at or above $6.50. However, if you choose to take part in the program, all grants issued after February 26, 2002 must be included in the exchange, regardless of the exercise price of such options.

         o Employees who take part in the exchange will not be eligible to receive new option grants for at least six months and one day after cancelling their options.

         o The program is completely voluntary; every individual Vastera employee can choose whether he/she wants to participate and each employee should consult with his or her own tax, legal or financial advisors regarding this matter.

         o Each new option granted will vest in accordance with the original vesting schedule of the tendered options.

         o New options will be priced at the Nasdaq closing sales price of Vastera common stock on or after April 3, 2003.

                  You will be receiving information on the Offer later today by email. Please read all of the information carefully. The Offer is complex, and there are many factors to consider when making this decision.

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                  If you decide to take part in the Offer, you must fill out and sign the Letter of Transmittal included in the package that you receive later today. FORMS MUST BE RECEIVED BY JO WECHSELBLATT NO LATER THAN 9:00 P.M. EASTERN TIME ON SEPTEMBER 30, 2002. If the proper forms are not received by the deadline, you will not be able to participate in this Offer

                  This Offer will allow Vastera employees to participate in the future success of our Company. I want to thank you once again for your tireless effort and continuing commitment to Vastera. With this team and our solutions, I couldn't be more excited about our future.



                                        Mark J. Ferrer
                                        President and Chief Executive Officer